Kristin H. Burns To Call Writer Directly: +1 646 444 9998 Kristin.burns@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

July 31, 2026

By EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Owl Technology Finance Corp.

File No. 000-55977

Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Ladies and Gentlemen:

On behalf of Blue Owl Technology Finance Corp. (the “Company”) and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the verified derivative complaint filed in the United States District Court for the District of Maryland in case 1:26-cv-02883-MJM on July 23, 2026 by John Allen, derivatively, on behalf of the Company, as plaintiff, against Blue Owl Technology Credit Advisors LLC, investment adviser to the Company (the “Adviser”), and certain executive officers of Blue Owl Capital Inc., an indirect affiliate of the Adviser, as defendants, and the Company, as nominal defendant.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 646.444.9998 or by email at kristin.burns@kirkland.com.

Sincerely,

/s/ Kristin H. Burns
Kristin H. Burns

UNITED STATES DISTRICT COURT

DISTRICT OF MARYLAND

JOHN ALLEN,	)	No.
3809 Fm 843,	)
Lufkin, TX 75904,	)
Derivatively on Behalf of BLUE OWL	)
TECHNOLOGY FINANCIAL CORP.,	)
)
Plaintiff,	)
)
vs.	)
)
BLUE OWL TECHNOLOGY CREDIT	)
ADVISORS LLC,	)
399 Park Avenue	)
New York, NY 10022,	)

DOUGLAS I. OSTROVER,	)
10 Broad Road	)
Greenwich, CT 06830,	)
)
MARC S. LIPSCHULTZ,	)
1060 5th Avenue, Apt. 3B	)
New York, NY 10128, and	)
)
CRAIG W. PACKER,	)
25 Dairy Road	)
Greenwich, CT 06830,	)
)
Defendants,	)
)
BLUE OWL TECHNOLOGY FINANCE	)
CORP.,	)
399 Park Avenue	)
New York, NY 10022,	)
a Maryland corporation,	)
Nominal Defendant.	)	DEMAND FOR JURY TRIAL

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiff John Allen (“plaintiff”), by his undersigned counsel, brings this action derivatively on behalf of and for the benefit of Blue Owl Technology Finance Corp. (“OTF” or the “Fund”) against Blue Owl Technology Credit Advisors LLC (the “Advisor”) pursuant to Section 36(b) of the Investment Company Act of 1940 (the “ICA”), 15 U.S.C. §80a-35(b). The following allegations are based on knowledge as to plaintiff and plaintiff’s own actions, and on information and belief as to all other matters, based on the investigation of plaintiff’s counsel, which included, among other things, a review and analysis of documents, including filings with the U.S. Securities and Exchange Commission, news reports, and other publicly available materials. Plaintiff believes that a reasonable opportunity for discovery will yield additional substantial evidentiary support for the allegations herein.

NATURE OF THE ACTION

1. OTF is an externally-managed, closed-end management investment company operating as a Business Development Company (“BDC”) under the ICA. The Advisor is OTF’s investment manager and administrator. OTF has paid the Advisor and its principals hundreds of millions of dollars in fees for serving in these roles.

2. The fees paid by OTF to defendants, however, are improper and excessive. Defendants’ management fee is based on OTF’s gross assets and its incentive fee is based on income and capital gains. As explained in detail below, both fees incentivize the Advisor to increase the value of OTF’s assets and keep those assets at an inflated value. Many of OTF’s investments are illiquid or not freely traded. The Board of Directors of OTF (the “Board”) designated the Advisor as OTF’s “valuation designee,” i.e., the entity that provides a value for these assets that do not trade on active markets. By doing so, the Board essentially turned over to defendants the ability to set their own fees. As could be expected with these incentives, defendants inflated the value of OTF’s assets by hundreds of millions of dollars, substantially increasing the fees they receive.

3. Second, the Advisor has not lowered its fees as OTF has grown. An accepted precept in the advisory industry is that it is not harder to manage a fund simply because it is bigger. Therefore, in order to prevent exorbitant fees, the percentage of assets under management that advisors charge as fees should decrease as the assets grow. The Advisor has not followed this rule, known in the industry as economies of scale. OTF net assets grew by over $4.4 billion between 2024 and 2025, a 120% increase. In the same time period, the Advisor’s management fees increased over 155%, incentive fees by nearly 130%, and total fees by over 140%. Thus, as OTF’s net assets have increased, it has paid more as a percentage than when it was smaller, the exact opposite of what should have occurred. Notably, during this time, OTF’s net asset value (“NAV”) only increased to $17.33 per share by the fourth quarter of 2025 from $17.09 per share during the first quarter of 2025, an increase of less than 1.5%.

4. Defendants’ fees are so disproportionately large that they bear no reasonable relationship to the services rendered and could not have been the product of arm’s-length bargaining. Accordingly, pursuant to Section 36(b)(3) of the ICA, plaintiff seeks, on behalf of OTF, the damages resulting from the breaches of fiduciary duties by defendants, including the amount of excessive compensation and payments received by defendants and such other relief as the Court finds appropriate.

JURISDICTION AND VENUE

5. This is a derivative action brought by plaintiff on behalf of OTF pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b).

6. This Court has subject matter jurisdiction pursuant to 15 U.S.C. §§80a-43, 80a-35(b)(5), and 28 U.S.C. §1331.

7. Venue is proper in this judicial district pursuant to Section 44 of the ICA, 15 U.S.C. §80a-43, and 28 U.S.C. §1391 because defendants are inhabitants of this district, maintain offices in this district, and/or transact business in this district, and because certain of the acts and transactions giving rise to plaintiff’s claim occurred in this district. In addition, OTF’s bylaws state that “the Circuit Court for Baltimore City (or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division) shall be the sole and exclusive forum”1 for any derivative action brought on behalf of the Fund as well as any action asserting a claim of breach of any standard of conduct or legal duty owed to Fund shareholders by a Fund agent (such as the Advisor), unless the Fund expressly consents in writing to an alternative forum.

THE PARTIES

Plaintiff

8. Plaintiff John Allen owns shares of OTF and has been damaged by the conduct alleged herein.

Nominal Defendant

9. Nominal defendant Blue Owl Technology Finance Corp. is a Maryland corporation. OTF is an externally-managed, closed-end management investment company operating as a BDC under the ICA, as amended. The Advisor serves as OTF’s external manager pursuant to an Amended and Restated Investment Advisory Agreement, which became effective on May 18, 2021, and which OTF’s Board approved for continuation on May 5, 2025 (the “Investment Advisory Agreement”). The Advisor also acts as the Fund’s administrator pursuant to an Amended and Restated Administration Agreement, which also became effective on May 18, 2021, and was approved for continuation by the Board on May 5, 2025 (the “Administration Agreement”). Under the Advisor’s management, OTF is primarily focused on making loans to, and making debt and equity investments in, technology-related companies based primarily in the United States. The Fund

[1]	All emphasis added here and throughout, unless otherwise noted.

originates and invests in senior secured or unsecured loans, subordinated loans or mezzanine loans, and equity-related securities including common equity, warrants, preferred stock, and similar forms of senior equity. OTF currently does not have any employees, and services for the Fund’s business are provided by individuals who are employees of the Advisor or its affiliates. OTF became publicly traded on June 12, 2025 (the “Listing Date”).

Defendants

10. Defendant Blue Owl Technology Credit Advisors LLC is a Delaware limited liability company. The Advisor is an indirect subsidiary of Blue Owl Capital Inc. (“Blue Owl”), and part of Blue Owl’s credit investment platform. As part of Blue Owl’s credit platform, the Advisor offers private credit solutions to primarily upper-middle market companies through differentiated access points. The Advisor manages OTF’s day-to-day business pursuant to the Investment Advisory Agreement and the Administration Agreement, which each became effective on May 18, 2021, and were approved for continuation by OTF’s Board on May 5, 2025. Under the terms of the Investment Advisory Agreement, the Advisor is responsible for managing the Fund’s assets, determining the composition of the Fund’s portfolio as well as the nature and timing of changes thereto, making investment decisions, and monitoring such investments.

11. Defendant Douglas I. Ostrover (“Ostrover”) co-founded Blue Owl’s Credit platform and serves on the Advisor’s investment team and the Fund’s investment committee. Defendant Ostrover is also the Co-Chief Executive Officer and a director of Blue Owl.

12. Defendant Marc S. Lipschultz (“Lipschultz”) co-founded Blue Owl’s Credit platform and serves on the Advisor’s investment team and the Fund’s investment committee. Defendant Lipschultz is also the Co-Chief Executive Officer and a director of Blue Owl.

13. Defendant Craig W. Packer (“Packer”) co-founded Blue Owl’s Credit platform and serves on the Advisor’s investment team and the Fund’s investment committee and Board. Defendant Packer is also the Co-President and a director of Blue Owl.

Non-Party

14. Blue Owl is a publicly traded alternative investment asset management company. Blue Owl earns revenue by charging management fees on the loan portfolios of its affiliated BDCs.

15. Under its credit platform, Blue Owl provides direct lending among other private financing options through subsidiary advisory entities and five BDCs that the Fund has effective control over. “Direct lending” is distinct from bank lending. Direct lending uses funds raised from private shareholders whereas bank lending uses funds from customer deposits. Entities engaged in direct lending do not have to maintain the same capital levels as banks to absorb losses. This allows for riskier lending strategies.

16. Blue Owl and its subsidiary advisory entities dictate BDC loan recipients and valuations. The Fund receives management fees from BDCs. Two of Blue Owl’s BDCs are publicly traded, OTF and Blue Owl Capital Corporation (“OBDC”), while numerous other Blue Owl funds are not publicly traded. Generally, each BDC or fund maintains its own distinct assets and portfolio, investment objectives, share issuance and listing, market focuses, and governance structure, although there may be overlap in certain personnel, such as directors, fund infrastructure, and general procedures. Blue Owl funds may also have separate and distinct agreements with the Advisor or other Blue Owl affiliates, or, in other instances, certain agreements may be shared amongst multiple Blue Owl funds.

BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT

INDUSTRY AND THE PURPOSE OF THE ICA

17. An investment fund, such as a BDC or a mutual fund, is typically created and managed by a pre-existing organization known as an investment advisor that generally supervises the daily operation of the fund and often selects affiliated people to serve on the fund’s board of trustees. Congress recognized as early as 1935 that because a typical investment fund is organized by its investment advisor which provides it with almost all of its management services, and because its shares are bought by investors who rely on that service, a mutual fund cannot, as a practical matter, sever its relationship with the advisor.

18. Because of this relationship in the investment fund industry, there is no arm’s-length bargaining for investment management services. As a result, in 1940, Congress enacted the ICA to protect funds and their shareholders from unscrupulous investment advisors. The conflicts in the inherent structure of such investment companies, including those at issue here, exemplify the concern raised in the preamble to the ICA that “investment companies are organized, operated, [and] managed .. . . in the interest of . . . investment advisers . . . rather than in the interest of [shareholders].” 15 U.S.C. §80a-1(b)(2). As stated in the ICA:

[T]he national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated, [and] managed . . . in the interest of . . . investment advisers . . . rather than in the interest of [shareholders] . . . [or] when investment companies . . . are not subjected to adequate independent scrutiny.

ICA Section 1(b), (2), (5); 15 U.S.C. §80a-1(b).

19. During the 1960s, Congress realized that investment advisors to funds were charging those funds excessive fees. Thus, Congress added Section 36(b) to the ICA in 1970. This provision created a federal cause of action for breach of fiduciary duty by investment advisors for excessive or improper compensation. Section 36(b) states, in pertinent part:

[T]the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection . . . by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment advisor . . . for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

15 U.S.C. §80a-35(b).

20. In 1980, Congress enacted amendments to the ICA to permit creation of BDCs to spur investments in small and mid-sized businesses. If a company elects to be treated as a BDC, it must subject itself to all relevant provisions of the ICA.

21. The test for determining whether fee compensation paid to an advisor violates Section 36(b) of the ICA is essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm’s length in light of all the surrounding circumstances. Thus, an advisor violates Section 36(b) if it charges a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm’s-length bargaining.

OTF’S ORGANIZATION AND OPERATIONS

22. OTF elected to be regulated as a BDC under the ICA and treated as a regulated investment company (“RIC”) for United States federal income tax purposes. Because it is a RIC, OTF must distribute in each taxable year: (i) at least 90% of its investment company taxable income; and (ii) at least 90% of its tax-exempt interest for that taxable year.

23. OTF invests at least 80% of the value of its total assets in “technology-related” companies. OTF defines “technology-related companies” as those that:

(i) operate directly in the technology industry, which includes, but is not limited to, application software, systems software, healthcare technology, information technology, technology services and infrastructure, financial technology and internet and digital media, (ii) operate indirectly through their reliance on technology (i.e., utilizing scientific knowledge or technology-enabled techniques, skills, methods, devices or processes to deliver goods and/or services) or (iii) seek to grow through technological advancements and innovations.

24. OTF’s investment strategy focuses on originating and making debt and equity investments in technology-related (specifically software) companies based primarily in the United States. In particular, OTF states it looks for investments in:

large, established enterprise software companies across a variety of end-markets that are capitalizing on the large and growing demand for software products and services. Within enterprise software we currently focus on investing in application software, which represents the operating layer for core business functions; systems and infrastructure software, which is the defense layer that protects enterprise data and networks and of which cybersecurity is a large component; and fintech and payments software, which provide critical means for the global movement of capital.

25. OTF has explained that it expects debt or debt-like securities to comprise a majority of its portfolio. OTF has acknowledged that “[t]he debt in which we invest is generally not rated by any rating agency, but if these instruments were rated, they would likely receive a rating of below investment grade (that is, below BBB- or Baa3), which is often referred to as ‘high yield’ or ‘junk.’”

26. As of March 31, 2026, OTF had investments in over 200 portfolio companies, with an average investment size in each of the Fund’s portfolio companies of approximately $69 million based on fair value.

27. OTF is overseen by a Board consisting of six directors, Packer, Edward D’Alelio (“D’Alelio”), Christopher M. Temple (“Temple”), Eric Kaye (“Kaye”), Melissa Weiler (“Weiler”), and Victor Woolridge (“Woolridge”). It claims five of these directors are “independent”: D’Alelio, Temple, Kaye, Weiler, and Woolridge. Each of these directors, however, serves on boards of multiple other Blue Owl BDCs. As a result, even the independent directors receive over $1 million a year for their board service, and have for years, as the following table shows:

Defendant	Fiscal Year	OBDC (ORCC)	OBDC II (ORCC II)	OBDE (ORCC III)	OCIC (ORCIC)	OTF (ORTF)	OTF II (ORTF II)	OTIC (ORTIC)	Total Compensation from the Fund Complex
	2025	$340,000	$165,000	—	$340,000	$290,000	—	$252,500	$1,442,806
	2024	$265,000	$165,000	$196,250	$265,000	$215,000	$190,000	$196,250	$1,492,500
D’Alelio, Edward	2023	$265,000	$165,000	$190,000	$265,000	$215,000	$190,000	$175,462	$1,465,462
	2022	$225,500	$242,500	$240,000	$224,500	$219,500	$218,500	$163,249	$1,533,749
	2021	$213,500	$230,000	$232,500	$220,274	$212,500	$31,557	$21,065	$1,160,342

	TOTAL	$1,309,000	$967,500	$858,750	$1,314,774	$1,152,000	$630,057	$808,526	$7,094,859

Defendant	Fiscal Year	OBDC (ORCC)	OBDC II (ORCC II)	OBDE (ORCC III)	OCIC (ORCIC)	OTF (ORTF)	OTF II (ORTF II)	OTIC (ORTIC)	Total Compensation from the Fund Complex
	2025	$335,000	$160,000	—	$335,000	$285,000	—	$247,500	$1,416,500
	2024	$260,000	$160,000	$191,250	$260,000	$210,000	$185,000	$191,250	$1,457,500
Temple, Christopher M.	2023	$260,000	$160,000	$185,000	$260,000	$210,000	$185,000	$170,462	$1,430,462
	2022	$220,500	$240,000	$232,500	$219,500	$214,500	$213,500	$164,087	$1,504,587
	2021	$203,500	$225,000	$222,500	$210,000	$202,500	$29,954	$19,266	$1,112,720

	TOTAL	$1,279,000	$945,000	$831,250	$1,284,500	$1,122,000	$613,454	$792,565	$6,921,769

Defendant	Fiscal Year	OBDC (ORCC)	OBDC II (ORCC II)	OBDE (ORCC III)	OCIC (ORCIC)	OTF (ORTF)	OTF II (ORTF II)	OTIC (ORTIC)	Total Compensation from the Fund Complex
	2025	$330,000	$155,000	—	$330,000	$280,000	—	$242,500	$1,390,194
	2024	$255,000	$155,000	$186,250	$255,000	$205,000	$180,000	$186,250	$1,422,500
Kaye, Eric	2023	$255,000	$155,000	$180,000	$255,000	$205,000	$180,000	$165,462	$1,395,462
	2022	$205,500	$235,000	$217,500	$204,500	$199,500	$196,897	$159,087	$1,417,984
	2021	$193,500	$225,000	$212,500	$200,000	$192,500	$29,954	$19,266	$1,072,720

	TOTAL	$1,239,000	$925,000	$796,250	$1,244,500	$1,082,000	$586,851	$772,565	$6,698,860

Defendant	Fiscal Year	OBDC (ORCC)	OBDC II (ORCC II)	OBDE (ORCC III)	OCIC (ORCIC)	OTF (ORTF)	OTF II (ORTF II)	OTIC (ORTIC)	Total Compensation from the Fund Complex
	2025	$325,000	$150,000	—	$325,000	$275,000	—	$237,500	$1,363,889
	2024	$250,000	$150,000	$181,250	$250,000	$200,000	$175,000	$181,250	$1,387,500
Weiler, Melissa	2023	$250,000	$150,000	$175,000	$250,000	$200,000	$175,000	$160,462	$1,360,462
	2022	$203,000	$220,000	$217,500	$202,000	$197,000	$196,000	$146,615	$1,382,115
	2021	$184,000	$200,000	$202,500	$189,406	$184,000	$27,549	$17,821	$1,004,277

	TOTAL	$1,212,000	$870,000	$776,250	$1,216,406	$1,056,000	$573,549	$743,648	$6,498,243

Defendant	Fiscal Year	OBDC (ORCC)	OBDC II (ORCC II)	OBDE (ORCC III)	OCIC (ORCIC)	OTF (ORTF)	OTF II (ORTF II)	OTIC (ORTIC)	Total Compensation from the Fund Complex
	2025	$325,000	$150,000	—	$325,000	$275,000	—	$237,500	$1,363,889
	2024	$250,000	$150,000	$181,250	$250,000	$200,000	$175,000	$181,250	$1,387,500
Woolridge, Victor	2023	$250,000	$150,000	$175,000	$250,000	$200,000	$175,000	$160,462	$1,360,462
	2022	$205,500	$220,000	$217,500	$204,500	$199,500	$198,500	$149,115	$1,394,615
	2021	$37,500	$37,500	$37,500	$37,500	$37,500	$24,049	$7,500	$219,049

	TOTAL	$1,068,000	$707,500	$611,250	$1,067,000	$912,000	$572,549	$735,827	$5,725,515

28. The Board is divided into three classes, with the members of each class serving staggered, three-year terms. D’Alelio is the Chairman of the Board. He also serves as the “liaison” with the Advisor, acting as the key point person for dealings between management and the members of the Board.

29. The Board is responsible for overseeing the Advisor. The Board approved the continuance of the Investment Advisory Agreement and the Administration Agreement with the Advisor.

30. Pursuant to the Investment Advisory Agreement, OTF pays the Advisor a management fee and an incentive fee.

31. As further detailed herein, the fees defendants charged OTF were so excessive that they were in breach of defendants’ fiduciary duties to OTF pursuant to Section 36(b) of the ICA. The excessiveness of the fees is demonstrated by, inter alia: (i) the failure of the Advisor to adequately pass economies-of-scale savings on to OTF and its shareholders, and the retention of those economies-of-scale savings by defendants; (ii) the overstatement of OTF’s assets; (iii) the costs and profitability of defendants’ investment management services; and (iv) the failure of the Board to exercise the requisite level of care and conscientiousness in approving the fees paid pursuant to the Investment Advisory Agreement to defendants and for failing to provide reasonable oversight of the Advisor’s actions and/or failures to act.

DEFENDANTS OVERSTATED OTF’S ASSETS

32. Defendants are responsible for OTF’s day-to-day operations and provide investment advisory and management services to OTF. The Advisor has an “Investment Team” which is led by Ostrover, Lipschultz, and Packer, the founders of Blue Owl. The Advisor’s Investment Team is also supported by Blue Owl’s credit platform’s “Technology Lending Investment Committee” consisting of the three co-founders and Alexis Maged (“Maged”), Erik Bissonnette (“Bissonnette”), Pravin Vazirani, Jon ten Oever, and Arthur Martini. The Technology Lending Investment Committee supervises both the Advisor’s Investment Team as well as the Investment Team at Blue Owl Technology Credit Advisors II LLC, the advisor to Blue Owl Technology Income Corp. (“OTIC”). OTF states that the members of the Technology Investment Committee are its portfolio managers. OTF states that: “[T]he Investment Team, under the Technology Lending Investment Committee’s supervision, sources investment opportunities, conducts research, performs due diligence on potential investments, structures [OTF’s] investments and will monitor [OTF’s] portfolio companies on an ongoing basis.”

33. Defendants’ fees are heavily dependent on the purported value of OTF’s assets. Because market quotations are not readily available for many of OTF’s assets, OTF must conduct a fair value determination of its assets. The Board assigned the Advisor as the Fund’s valuation designee to perform fair value determinations pursuant to Rule 2a-5 of the ICA, 17 C.F.R. §270.2a-5, despite the obvious conflicts of interest. The Advisor values OTF’s investments on a quarterly basis, supposedly with input from the Audit Committee of the Board but in reality the Board gave almost total deference to the Advisor. OTF acknowledges that the Advisor’s valuation is subjective and that the Advisor has a conflict of interest in determining fair value.

34. OTF purportedly utilizes Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurement (“ASC 820”), to assess fair value. ASC 820 provides three different levels for valuing assets, each with an increasing degree of subjectivity:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that OTF has the ability to access;

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

35. Because OTF’s Board designated the Advisor as valuation designee under Rule 2a-5 of the ICA, as amended, to perform fair value determinations relating to the value of assets held by the Fund for which market quotations were not readily available, the Advisor makes the determination of what level OTF’s assets fall under and has decided almost all of OTF’s assets fall under Level 3.

36. OTF’s assets were heavily concentrated in software as a service (“SaaS”) companies. The disruptive effect of artificial intelligence (“AI”) has hit software and SaaS companies’ valuations especially hard. Between 2022 and 2025, the earnings before interest, taxes, depreciation, and amortization multiples of select software companies have collapsed from 30x to just 16x, and revenue multiples went from 10-12x to about 4x. According to reports, loans backing transactions in the SaaS marketplace written in 2021 and 2022 have lost half their value. UBS estimates default rates could hit 13% for the United States private credit if AI disruption accelerates, as it is expected to do. As of February 2026, $25 billion worth of software loans traded below $0.80 on the dollar. Yet, the Advisor’s valuation of OTF’s assets has failed to factor these developments in any material way.

37. Further, a material difference between stock price and NAV heavily implies that OTF’s assets are overvalued. OTF’s stock has consistently traded at a discount to its NAV since its listing, including in its most recent quarter ended March 31, 2026, where the Fund reported a NAV of $16.49 per share and its stock closed at $12.39 per share, as seen in the table below:

Quarter	Date	NAV per share	Stock Price
Q2 2025	6/30/2025	$17.17	$15.25
Q3 2025	9/30/2025	$17.27	$13.82
Q4 2025	12/31/2025	$17.33	$14.54
Q1 2026	3/31/2026	$16.49	$12.39

38. A recent Wall Street Journal article showed OTF traded at the third largest discount to NAV of the 15 constituents in the Raymond James BDC index with the largest total assets, a discount larger than its sister publicly traded Blue Owl BDC, OBDC:

39. OTF’s reported results also show that its assets are overvalued. On May 6, 2026, OTF announced its financial results for the first quarter of 2026. The Fund reported a decrease in NAV of $436.1 million, going from over $8 billion to $7.6 billion. The press release noted that “[n]et asset value per share decreased to $16.49, as compared with $17.33 last quarter, primarily driven by unrealized losses from the impact of credit spread widening on the portfolio.” Defendant Packer, the Chief Executive Officer of OTF, explained that this decline “was attributable to mark-to-market movements” and reflected “broader volatility across technology and software assets,” during OTF’s earnings conference call held the next day with analysts and investors. Even with this decrease to its NAV, the Fund’s stock still traded $4.10 per share below NAV at $12.39 per share compared to a NAV of $16.49 per share as of March 31, 2026. The trading price of OTF has continued to decrease, falling to a low of less than $10 per share by July 22, 2026.

40. In its fourth fiscal quarter of 2025, OTF noted that operating expense increased “primarily due to an increase in interest expense from accelerated deferred financing costs related to credit facility amendments and a higher average outstanding debt balance.”

41. OTF has also seen elevated levels of pay-in-kind (“PIK”) income, which suggest problems in its underlying loans and historical underwriting standards. For the first quarter of 2026, OTF’s total PIK income was $42.5 million, up from approximately $28 million during the same quarter the previous year. OTF also disclosed over $159.4 million in total PIK income for the fiscal year ended December 31, 2025, an 8.64% increase of the prior year of $146.8 million in total PIK income. Ratings agency Fitch Ratings has stated that OTF’s elevated PIK income was one of the Fund’s rating constraints.

42. In May 2025, the Board approved a $200 million stock repurchase program. Nearly 5.2 million shares of OTF common stock were repurchased pursuant to the 2025 Stock Repurchase Program for approximately $73.4 million as of the program termination date. On February 17, 2026, the Board replaced the $200 million repurchase authorization with an updated $300 million repurchase program. For the three months ended March 31, 2026, over 4.2 million shares of OTF common stock were repurchased pursuant to the 2026 Stock Repurchase Program for approximately $50.2 million.

43. Further, marking down the asset value in OTF risks a snowball effect across Blue Owl’s other BDCs, providing another strong incentive for the Advisor to fail to timely acknowledge degradation in OTF’s portfolio. Several of OTF’s PIK preferred positions are co-invested alongside other Blue Owl affiliated funds. If the Advisor marked down its value of these portfolio assets that OTF holds, it would have to do the same across Blue Owl’s other investment vehicles. Notably, a distressed debt investor, Glendon Capital Management, has reportedly stated that private credit funds managed by Blue Owl and certain of its rivals had “‘misrepresented’” loss rates in their portfolios and were sitting on “‘larger losses than reported.’” According to reports, Blue Owl’s higher marks on its loans made at the end of 2025, compared with current public trading prices of debts tied to the very same companies, gave Glendon “‘concerns about the true valuation’” of its portfolio companies.

44. In addition, Blue Owl has halted redemptions in one of its privately traded funds, Blue Owl Credit Corporation II (“OBDC II”), another BDC with a large position in software companies, in February 2026, and began liquidating the fund’s assets to raise cash. Two of Blue Owl’s private credit vehicles, Blue Owl Credit Income Corp. (“OCIC”) and OTIC, limited redemptions to 5% of their value and were facing billions in redemption requests in April 2026. Blue Owl’s stock has likewise crashed, falling more than 50% since the middle of last year.

45. The combination of all these events strongly supports that the Advisor is keeping OTF’s portfolio assets at levels inconsistent with observable market evidence, economic conditions, and the changing risk profile of OTF’s portfolio.

DEFENDANTS CHARGE OTF EXCESSIVE FEES

46. OTF’s sizeable growth has generated substantial economies of scale for the Advisor in providing OTF with investment advisory services. Defendants, however, have not passed the benefit of those economies of scale to OTF or its shareholders.

47. Prior to the Listing Date, the management fee was payable to the Advisor at an annual rate of 0.90% of OTF’s average gross assets at the end of its two most recently completed calendar quarters, plus, the average of any remaining unfunded capital commitments to OTF at the end of the two most recently completed calendar quarters. After the Listing Date, the management fee increased to: (i) 1.5% of OTF’s average gross assets that is above an asset coverage ratio of 200% calculated in accordance with Sections 18 and 61 of the ICA, at the end of the two most recently completed calendar quarters payable quarterly in arrears; and (ii) 1% of OTF’s average gross assets that is below an asset coverage ratio of 200% calculated in accordance with Sections 18 and 61 of the ICA, at the end of the two most recently completed calendar quarters payable quarterly in arrears.

48. The incentive fee consists of two components: (i) income; and (ii) capital gains. On a post-Listing Date basis, the goal of the income piece of the incentive fee is that the Advisor receives 17.5% of all pre-incentive fee net income in excess of 1.82% quarterly. The capital gains portion of the incentive fee equates to 17.5% of the cumulative realized capital gains for the Listing Date to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation. OTF also accrues, but does not pay, a capital gains incentive fee on unrealized capital gains. OTF describes the incentive fee in the following manner:

The Incentive Fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on our income and a portion is based on our capital gains, each as described below. The portion of the Incentive Fee based on income is determined and paid quarterly in arrears, and equals (i) prior to the Listing Date, 100% of the pre-Incentive Fee net investment income in excess of a 1.5% quarterly “hurdle rate,” until the Adviser received 10% of the total pre-Incentive Fee net investment income for that calendar quarter and, for pre-Incentive Fee net investment income in excess of 1.67% quarterly, 10% of all remaining pre-Incentive Fee net investment income for that calendar quarter, and (ii) subsequent to the Listing Date, 100% of the pre- Incentive Fee net investment income in excess of a 1.5% quarterly “hurdle rate,” until the Adviser has received 17.5% of the total pre-Incentive Fee net investment income for that calendar quarter and, for pre-Incentive Fee net investment income in excess of 1.82% quarterly, 17.5% of all remaining pre-Incentive Fee net investment income for that calendar quarter. The 100% “catch-up” provision for pre-Incentive Fee net investment income in excess of the 1.5% “hurdle rate” is intended to provide the Adviser with an Incentive Fee of (i) prior to the Listing Date, 10% on all pre- Incentive Fee net investment income when that amount equals 1.67% in a calendar quarter (6.67% annualized), and (ii) subsequent to the Listing Date, 17.5% on all pre-Incentive Fee net investment income when that amount equals 1.82% in a calendar quarter (7.27% annualized), which, in each case, is the rate at which catch-up is achieved. Once the “hurdle rate” is reached and catch-up is achieved, (i) prior to the Listing Date, 10% of any pre-Incentive Fee net investment income in excess of 1.67% in any calendar quarter is payable to the Adviser, and (ii) subsequent to the Listing Date, 17.5% of any pre-Incentive Fee net investment income in excess of 1.82% in any calendar quarter is payable to the Adviser.

Pre-Incentive Fee net investment income means dividends (including reinvested dividends), interest and fee income accrued by us during the calendar quarter, minus operating expenses for the calendar quarter (including the Management Fee, expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay-in-kind interest (“PIK”) and zero coupon securities), accrued income that we may not have received in cash. The Adviser is not obligated to return the Incentive Fee it receives on PIK interest that is later determined to be uncollectible in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

To determine whether pre-Incentive Fee net investment income exceeds the hurdle rate, pre-Incentive Fee net investment income is expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter. Because of the structure of the Incentive Fee, it is possible that we may pay an Incentive Fee in a calendar quarter in which we incur a loss. For example, if we receive pre-Incentive Fee net investment income in excess of the quarterly hurdle rate, we will pay the applicable Incentive Fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. In addition, because the quarterly hurdle rate is calculated based on our net assets, decreases in our net assets due to realized or unrealized capital losses in any given calendar quarter may increase the likelihood that the hurdle rate is reached and therefore the likelihood that we will pay an Incentive Fee for that calendar quarter. Our net investment income used to calculate this component of the Incentive Fee is also included in the amount of our gross assets used to calculate the Management Fee because gross assets are total assets (including cash received) before deducting liabilities (such as declared dividend payments).

*  *  *

The second component of the Incentive Fee, the “Capital Gains Incentive Fee,” payable at the end of each calendar year in arrears, equals, (i) prior to the Listing Date, 10% of cumulative realized capital gains from to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation from the initial closing date to the end of each calendar year, and (ii) subsequent to the Listing Date, 17.5% of cumulative realized capital gains from the Listing Date to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation from the Listing Date to the end of each calendar year. Each year, the fee paid for the Capital Gains Incentive Fee is net of the aggregate amount of any previously paid Capital Gains Incentive Fee for prior periods. We will accrue, but will not pay, a Capital Gains Incentive Fee with respect to unrealized appreciation because a Capital Gains Incentive Fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated. In no event will the Capital Gains Fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

49. The amount OTF paid defendants in management and incentive fees has exploded over the past five years as its net assets increase, reaching over $275 million by 2025, as the following table demonstrates:

	2021	2022	2023	2024	2025	21-25 Increase
Management Fees	$46,845,000	$55,767,000	$58,353,000	$56,705,000	$144,941,000	209.41%
Incentive Fees	$19,501,000	$28,200,000	$40,716,000	$40,961,000	$93,377,000	378.83%
Capital Gains Incentive Fees	$27,700,000	($19,511,000)	$299,000	($5,487,000)	$37,529,000	35.48%
Total Fees	$94,046,000	$64,456,000	$99,368,000	$92,179,000	$275,847,000	193.31%
Net Assets	$3,532,200,000	$3,387,400,000	$3,530,000,000	$3,625,150,000	$8,041,598,000	127.67%

The increase in advisory fees paid by OTF was not accompanied by a proportionate increase in services or costs incurred by defendants. Normally, investment advisors will include breakpoints where the fee charges decreases as the assets under management reach certain size thresholds. The Investment Advisory Agreement, however, does not contain any “breakpoints,” as is common in the investment advisory industry. Instead, defendants have retained the lion’s share of such benefits for themselves, rather than sharing those benefits with OTF’s shareholders.

50. In addition, the pre-incentive fee net investment income used for calculating the incentive fee includes interest that has been accrued but not yet received and interest in the form of securities received rather than cash (PIK income), even though OTF does not receive any actual cash in such instances. If an OTF portfolio company defaults on a loan that is structured to provide accrued interest income, it is possible that accrued interest income previously included in the calculation of the incentive fee will become uncollectible. The Advisor, however, will not be required to reimburse OTF for any of the incentive fees it received as a result of that accrued interest income that OTF never received.

51. OTF also pays the Advisor an administrative fee pursuant to the Administration Agreement. Under the Administration Agreement, the Advisor performs or oversees the performance, of OTF’s administrative services, such as maintaining financial records and preparing reports to the U.S. Securities and Exchange Commission and shareholders, as well as providing office space and equipment. OTF has paid the Advisor the following administrative fees over the past five years:

2021 Admin Fees	2022 Admin Fees	2023 Admin Fees	2024 Admin Fees	2025 Admin Fees	2021-2025 Total:

$2,700,000	$2,800,000	$3,000,000	$3,600,000	$7,700,000	$19,800,000

52. Blue Owl’s co-founders (defendants Ostrover, Lipschultz, and Packer) are the leading members of the Investment Team responsible for sourcing investment opportunities, performing due diligence on potential investments, and monitoring the portfolio for each advisor to the Blue Owl BDCs. Defendants Ostrover, Lipschultz, and Packer, together with Blue Owl’s Chief Credit Officer Maged, also serve as members of both Blue Owl’s Technology Lending Investment Committee and Diversified Lending Investment Committee. The Technology Lending Investment Committee supervises both the Advisor’s Investment Team as well as the Investment Team at Blue Owl Technology Credit Advisors II LLC, the advisor to OTIC. The Diversified Lending Investment Committee supervises the Investment Teams at OBDC’s advisor, OBDC II’s advisor, and OCIC’s advisor. Thus, Ostrover, Lipschultz, Packer, and Maged also provide services to all of Blue Owl’s BDCs.

53. Pursuant to the Investment Advisory and Administration Agreements each Blue Owl BDC enters into with its corresponding advisor, the Blue Owl BDCs each share a common Chief Compliance Officer (Karen Hager), a common Chief Financial Officer and Chief Operating Officer (Jonathan Lamm), a common Vice President and Secretary (Neena Reddy), and common Co-Chief Accounting Officers, Co-Treasurers, and Co-Controllers (Matthew Swatt and Shari Withem). OBDC, OBDC II, and OCIC also share a common President (Logan Nicholson), whereas each of OTF and OTIC also share a common President (Bissonnette).

54. Each of OTF’s Board members (Kaye, Woolridge, Temple, Weiler, D’Alelio, and Packer) also serve as directors of OBDC, OBDC II, OCIC, and OTIC. Each of Blue Owl’s BDCs executed their Investment Advisory and Administration Agreements with the corresponding advisor entity on nearly identical timelines, sometimes approving the same or similar agreements on the same dates or at the same meetings. Thus, not only has the Board shirked its responsibilities to provide OTF with dedicated oversight and attention, but Blue Owl is clearly taking advantage of economies of scale to lower its own costs (and potentially shortchanging its investors), but not passing those savings on to investors in OTF. Further, it is likely that OTF is paying for offices and services that are either being utilized by Blue Owl’s other BDCs for free or Blue Owl is charging multiple BDCs for the same advisory services.

55. The inflated assets under management plus failure to pass along the savings of scale have led to excessive profitability for defendants. Blue Owl states that OTF is one of the BDCs it manages. Blue Owl publicly reported that its fee-related earnings (“FRE”) margins were 59.4% in 2024 and 58.3% in 2025. Blue Owl’s total FRE was nearly $1.5 billion in 2025 and over $1.25 billion in 2024.

56. Accordingly, defendants’ receipt of such substantial fee revenues, while managing overlapping Blue Owl portfolios with shared infrastructure and limited incremental costs, is excessive in relation to the services defendants provide.

THE FEES OTF PAYS DEFENDANTS ARE NOT

NEGOTIATED AT ARM’S LENGTH

57. While the Investment Advisory and Administrative Agreements are required to be approved by the Board, the amount of fees paid are actually determined by defendants and Blue Owl.

58. The Board has approved these agreements each year without devoting the time and attention necessary to independently assess the investment advisory fees paid by OTF or to effectively represent the interests of OTF shareholders vis-à-vis defendants.

59. Serving on the Board is a part-time job for the Board members, most of whom are employed full-time in senior-level positions in management, finance, or academia, and serve on the boards of directors of other public and privately-held companies and institutions. Despite this fact, Board members have each received millions of dollars for serving as directors for Blue Owl entities, making these positions extremely lucrative for each and incentivizing them to serve the interests of the Advisor rather than the BDCs they purportedly oversee.

60. The Board meets quarterly and its members oversee numerous additional Blue Owl BDCs. This includes approving investment advisory and other services contracts for each fund or company, as well as other oversight responsibilities, including, among many others, monitoring each fund’s compliance with federal and state law and its stated investment policies, overseeing the daily pricing of each fund’s security holdings, and approving each fund’s prospectus, annual and semi-annual shareholder reports, and other required regulatory filings.

61. On information and belief, in approving the Investment Advisory and Administrative Agreements, the Board has relied on information and analyses that were prepared by defendants or Blue Owl or were designed to support defendants or Blue Owl’s rationalization for the fees charged to OTF.

62. The Board has not solicited proposals from other advisors to provide investment advisory services to OTF.

63. The Board has not included or negotiated for the inclusion of a “most favored nation” provision in the Investment Advisory and Administrative Agreements, which would require that the fee rates paid by OTF be at least as favorable as the lowest rate other clients pay for the same or substantially the same investment advisory services.

64. The Board has approved an investment advisory fee arrangement that enables defendants to retain for themselves the vast majority of the benefits of economies of scale resulting from increases in OTF’s assets under management without appropriately sharing those benefits with OTF. In fact, the most recent Investment Advisory Agreement actually increases the amounts OTF pays, despite growing in asset size. The fact that OTF paid less when it was privately held demonstrates that defendants and Blue Owl charge different amounts for the same services based on the owners of the respective investment vehicle.

THE EXCESSIVE INVESTMENT ADVISORY FEES HARMS OTF

65. The investment advisory fees are paid out of OTF’s assets. Each dollar in fees paid by OTF directly reduces the value of its investment portfolio and, consequently, the shares owned by OTF’s shareholders.

66. The payment of excessive investment advisory fees to defendants harms OTF on a going forward basis because OTF loses investment returns and profits it could earn on the amounts paid out as fees if those amounts remained in OTF’s portfolio and were available for investment.

67. OTF has sustained millions of dollars in damages due to the excessive investment advisory fees paid to defendants.

COUNT I

Against Defendants Pursuant to Section 36(b) of the ICA

Derivatively for Breach of Fiduciary Duty

68. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

69. Defendants had a fiduciary duty to OTF and its investors with respect to the receipt of compensation for services and payments of a material nature made by and to defendants.

70. The fees charged by defendants for providing services to OTF breached defendants’ fiduciary duty to OTF with respect to such compensation.

71. This Count is brought by plaintiff derivatively on behalf of OTF against defendants for breach of their fiduciary duties with respect to the receipt of compensation as defined by Section 36(b) of the ICA.

72. The excessive fees received by defendants were in breach of their fiduciary duties to OTF with respect to such compensation. By reason of the conduct described in this Complaint, defendants violated Section 36(b) of the ICA.

73. As a direct, proximate, and foreseeable result of defendants’ breach of fiduciary duties in their role as investment advisor to OTF and its investors, OTF and its shareholders have sustained hundreds of millions of dollars in damages.

74. In charging and receiving inappropriate, unlawful, and excessive compensation, and in failing to put the interests of plaintiff, and other shareholders of OTF ahead of its own interests, defendants have breached and continue to breach their statutory fiduciary duties to OTF and its shareholders in violation of Section 36(b) of the ICA.

75. Plaintiff seeks, pursuant to Section 36(b)(3) of the ICA, the actual damages resulting from the breach of fiduciary duty by defendants, up to and including, the amount of compensation or payments received from OTF and earnings that would have accrued to OTF’s shareholders had that compensation not been paid.

76. Alternatively, plaintiff seeks as a remedy rescission of the contracts and restitution of all the excessive fees paid pursuant thereto. See ICA, Section 47(b), 15 U.S.C. §80a-46(b). When a violation of the ICA has occurred, as a remedy a court may order that the agreements between defendants and OTF, on behalf of OTF, be rescinded.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

A.

An order declaring that defendants have violated and continue to violate Section 36(b) of the ICA through the receipt of fees from OTF that are in breach of defendants’ fiduciary duties with respect to the receipt of compensation.

B.	An order preliminarily and permanently enjoining defendants from further violations of the ICA.

C.

An order awarding damages, including without limitation, rescissory and compensatory damages on behalf of OTF against defendants, including repayment of all unlawful and/or excessive investment, supervisory and administrative, distribution, and servicing management fees paid to it by OTF or its shareholders from one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys’ fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law. Plaintiff reserves the right to seek punitive damages where applicable.

D.

An order rescinding the Investment Advisory and Administrative Agreements between the Advisor and OTF, including restitution of the excessive investment management fees paid to defendants by OTF from a period commencing one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys’ fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law.

E.	An order awarding plaintiff reasonable costs incurred in this action, including attorneys’ fees, expert witness fees, and such other times as may be allowed to the maximum extent permitted by law.

F.	Such other and further relief as may be equitable, just, and proper under the circumstances.

JURY DEMAND

Plaintiff, on behalf of OTF, demands a trial by jury on all claims so triable.

DATED: July 23, 2026

SILVERMAN THOMPSON SLUTKIN & WHITE LLC
WILLIAM SINCLAIR

s/ William Sinclair
WILLIAM SINCLAIR

400 E. Pratt Street, Suite 900
Baltimore, MD 21201
Telephone: 410/385-2225
410/547-2432 (fax)
bsinclair@silvermanthompson.com

Local Counsel

ROBBINS GELLER RUDMAN & DOWD LLP
BRIAN E. COCHRAN
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)
bcochran@rgrdlaw.com

ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL H. RUDMAN 58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100 631/367-1173 (fax) srudman@rgrdlaw.com

Attorneys for Plaintiff

VERIFICATION

I, John Allen, hereby declare as follows:

I am the plaintiff in this action. I have read the verified shareholder derivative complaint. Based upon discussions with and reliance upon my counsel, and as to those facts of which I have personal knowledge, the complaint is true and correct to the best of my knowledge, information, and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Signed and Accepted:

DATED: July 23, 2026

/s/ JOHN ALLEN
JOHN ALLEN